SUBSIDIARIES OF NEPTUNE INDUSTRIES, INC.

Blue Heron Aqua Farms, LLC, a Florida limited liability company in which Neptune Industries, Inc. is Managing Director and 99.9 percent member.

Aqua Biologics, Inc., a Florida corporation, owned 100 percent by Neptune Industries, Inc.

Aqua Biologics of Canada, Ltd., a Canadian national corporation owned 100 Percent by Aqua Biologics, Inc.